Exhibit 21.1
Blackboard Inc. Subsidiaries

Entity	State/Country of Formation
Blackboard Tennessee, LLC	Delaware

Bb Acquisition Corp.	Delaware

Blackboard International Holdings Inc.	Delaware

Bb Management Co. LLC	Delaware

Blackboard CampusWide of Texas, Inc.	Texas

Blackboard International LP	Bermuda

Blackboard International B.V.	Netherlands

Blackboard Japan KK	Japan

Blackboard (Beijing) Co., Ltd.	China

Blackboard (UK) Limited	United Kingdom

Blackboard Educational (Canada) Corporation	Canada

Blackboard (Australia) Pty Ltd.	Australia

Cerbibo Holding Co., Ltd.	Cayman Islands

Xythos Software, Inc.	Delaware

Xythos Czech s.r.o.	Czech Republic

Blackboard Connect Inc.	Delaware

Notification Technologies, Inc.	Delaware

Blackboard Singapore Pty Limited	Singapore